Exhibit 99.2

November 21, 2024

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation of Record Date for Issue of Bonus Equity Shares

Pursuant to Regulation 42 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Clause 204.21 of NYSE Listed Company Manual, the Board of Directors has fixed Tuesday, December 3, 2024 as the Record Date for the purpose of determining the equity shareholders of the Company eligible for bonus equity shares (including Stock Dividend on ADS) of the Company.

This is for your information and records.

Thanking You.

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

CC:

a) National Securities Depository Limited (NSDL)

b) Central Depository Services (India) Limited

c) KFin Technologies Limited, Registrar and Share Transfer Agent